UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

Commission File Number: 001-34541

CHINA CORD BLOOD CORPORATION

(Translation of registrant’s name into English)

48th Floor, Bank of China Tower

1 Garden Road

Central

Hong Kong S.A.R.

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                           .

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or China Cord Blood Corporation’s (the “Company”) future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date of this Report on Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date of this Report on Form 6-K to conform these statements to actual results, unless required by law.

The forward-looking statements included in this Report on Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments (including revisions to China’s One Child Policy) in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in the PRC, as well as general economic conditions; compliance with restrictive debt covenants under the Company’s senior convertible notes; the non-binding proposal letter from Golden Meditech Holdings Limited; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

Results of Operations and Financial Condition

Following this cover page are the preliminary unaudited condensed consolidated financial results for the three months and year ended March 31, 2015 of the Company.

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31, 2014 and 2015

	March 31,	March 31,
	2014	2015
	RMB	RMB	US$
	(in thousands except share data)
ASSETS
Current assets
Cash and cash equivalents	1,882,901	2,436,655	393,072
Trading securities	—	7,708	1,243
Accounts receivable, less allowance for doubtful accounts (March 31, 2014: RMB20,322; March 31, 2015: RMB28,624 (US$4,618))	95,273	120,762	19,480
Inventories	31,583	23,803	3,840
Prepaid expenses and other receivables	37,010	19,508	3,147
Debt issuance costs	3,616	3,592	579
Deferred tax assets	7,664	10,270	1,657
Total current assets	2,058,047	2,622,298	423,018
Property, plant and equipment, net	626,632	603,167	97,301
Non-current prepayments	208,894	207,258	33,434
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2014: RMB42,703; March 31, 2015: RMB55,211 (US$8,906))	225,496	194,238	31,334
Inventories	48,385	58,224	9,392
Intangible assets, net	120,549	115,928	18,701
Available-for-sale equity securities	144,247	122,416	19,748
Other investment	189,129	189,129	30,510
Debt issuance costs	7,854	4,210	679
Deferred tax assets	1,789	2,618	422
Total assets	3,631,022	4,119,486	664,539

LIABILITIES
Current liabilities
Bank loan	60,000	60,000	9,679
Accounts payable	10,422	12,673	2,044
Accrued expenses and other payables	102,559	87,381	14,097
Deferred revenue	196,432	220,140	35,512
Amounts due to related parties	21,453	20,802	3,355
Income tax payable	2,571	10,081	1,626
Deferred tax liabilities	3,900	9,100	1,468
Total current liabilities	397,337	420,177	67,781
Convertible notes	777,753	815,851	131,610
Non-current deferred revenue	823,921	1,099,399	177,351
Other non-current liabilities	164,077	215,585	34,777
Deferred tax liabilities	27,938	25,261	4,075
Total liabilities	2,191,026	2,576,273	415,594

EQUITY
Shareholders’ equity of China Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 73,140,147 shares issued and 73,003,248 shares outstanding as of March 31, 2014 and 2015, respectively	50	50	8
Additional paid-in capital	798,221	814,678	131,420
Treasury stock, at cost (March 31, 2014 and 2015: 136,899 shares, respectively)	(2,815)	(2,815)	(454)
Accumulated other comprehensive income	84,263	63,230	10,200
Retained earnings	555,323	662,615	106,891
Total equity attributable to China Cord Blood Corporation	1,435,042	1,537,758	248,065
Non-controlling interests	4,954	5,455	880
Total equity	1,439,996	1,543,213	248,945
Total liabilities and equity	3,631,022	4,119,486	664,539

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and Year ended March 31, 2014 and 2015

	Three months ended March 31,			Year ended March 31,
	2014	2015		2014	2015
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except per share data)

Revenues	151,915	162,994	26,294	572,857	635,122	102,456
Direct costs	(27,341)	(34,440)	(5,556)	(106,225)	(130,611)	(21,070)
Gross profit	124,574	128,554	20,738	466,632	504,511	81,386
Operating expenses
Research and development	(2,539)	(2,660)	(429)	(9,773)	(9,907)	(1,598)
Sales and marketing	(28,415)	(34,960)	(5,640)	(112,689)	(127,927)	(20,637)
General and administrative	(29,607)	(41,411)	(6,680)	(112,244)	(131,681)	(21,242)
Total operating expenses	(60,561)	(79,031)	(12,749)	(234,706)	(269,515)	(43,477)
Operating income	64,013	49,523	7,989	231,926	234,996	37,909
Other expense, net
Interest income	4,615	4,708	759	16,870	18,252	2,944
Interest expense	(16,990)	(25,238)	(4,071)	(70,075)	(101,102)	(16,309)
Exchange gain/(loss)	329	(82)	(13)	80	(231)	(37)
Dividend income	—	—	—	9,911	2,344	378
Others	565	101	16	2,212	861	139
Total other expense, net	(11,481)	(20,511)	(3,309)	(41,002)	(79,876)	(12,885)
Income before income tax	52,532	29,012	4,680	190,924	155,120	25,024
Income tax expense	(12,830)	(11,664)	(1,882)	(58,398)	(47,327)	(7,635)
Net income	39,702	17,348	2,798	132,526	107,793	17,389
Net income attributable to non-controlling interests	(163)	(425)	(69)	(623)	(501)	(81)
Net income attributable to China Cord Blood Corporation’s shareholders	39,539	16,923	2,729	131,903	107,292	17,308

Net income per share:
Attributable to ordinary shares
- Basic	0.46	0.23	0.04	1.60	1.36	0.22
- Diluted	0.46	0.23	0.04	1.60	1.36	0.22

Other comprehensive income
- Net effect of foreign currency translation, net of nil tax	(3,686)	1,360	219	8,299	4,642	749
- Net unrealized (loss)/gain in available-for-sale equity securities, net of nil tax	(6,346)	12,934	2,086	57,708	(25,675)	(4,142)
Comprehensive income	29,670	31,642	5,103	198,533	86,760	13,996

Comprehensive income attributable to non-controlling interests	(163)	(425)	(69)	(623)	(501)	(81)
Comprehensive income attributable to China Cord Blood Corporation’s shareholders	29,507	31,217	5,034	197,910	86,259	13,915

Other Events

On June 18, 2015, the Company issued a press release announcing preliminary unaudited condensed consolidated financial results for the three months and year ended March 31, 2015. A copy of the press release is attached as Exhibit 99.1.

Exhibits

Exhibit No.	Description

99.1	Press Release, dated June 18, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA CORD BLOOD CORPORATION

By:	/s/ Albert Chen
Name:	Albert Chen
Title:	Chief Financial Officer

Dated: June 18, 2015